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                                                                Exhibit (99e)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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COMBINED SALES UP 40 PERCENT

    Combined sales of Pioneer-Standard and
its 50%-owned affiliate, Pioneer Technol-ogies Group, Inc., rose to a record $1.0 billion, 40 percent above the $714.0 million of 1993 which in turn was 29 percent above the $552.3 million of 1992. Pioneer Tech-nologies sales are combined with those of Pioneer-Standard for industry ranking pur-poses only. Combined sales of the Company and its affiliate ranked third in the industry in calendar 1993, up from fourth in 1992 and fifth in 1991. This was accomplished en-tirely by internal growth, there were no acquisitions.
    Sales of the Company and its affiliate in both fiscal 1994 and 1993 benefited from the strong demand for electronic components and computer products. The combined companies realized significant gains in market share in each of the two years. Combined calendar
1993 sales represented 7.3 percent of the $12.95 billion North American industrial electronics market, up from 6.6 percent in 1992 which was up from 5.8 percent in 1991.

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    The sales performance of the Company
and its affiliate in 1994 and 1993 reflected a number of positive factors including geo-graphical expansion, emphasis on technical support of customers, focus on customer ser-vice and adding value, marketing products from the nation's leading electronic manufac-turers and beneficial effects of FutureStart, the Company's total quality management in-itiative. Also evidence of the Company's pro-gress, Pioneer-Standard received International
Organization for Standardization (ISO) 9002
Certification in July, 1993.


PIONEER-STANDARD SALES
UP 35 PERCENT

  Fiscal 1994 was the eighth consecutive
year of record Pioneer-Standard sales and the 22nd year in the 23 years the Company has been public that sales increased. The year's sales were $580.8 million, up 35 percent from $430.0 million in 1993 and 60 percent above $362.4 million in 1992.

    All three of the Company's major prod-
uct categories contributed to sales growth this past year. During 1994, semiconductor pro-ducts accounted for 41 percent of Pioneer-
Standard's sales. This compares to 37
percent and 36 percent in 1993 and I992, respectively. Computer systems products comprised 33 percent of fiscal 1994 sales compared with 39 percent in 1993 and 42 percent in 1992. Passive and electro-mechanical products were 24 percent of Pioneer-Standard's fiscal 1994 sales, 21 percent in 1993 and 19 percent in 1992.
Miscellaneous products accounted for 2 per-cent in 1994 and 3 percent in 1993 and 1992.

    The 1994 gross margin was 19.8 percent
compared to 21.7 percent in 1993 and 21.4 percent in 1992. A principal reason for the reduced gross margin percent in 1994 is attributable to a change in product mix, par-ticularly with respect to the increase in sales volume of microprocessors earning a rela-tively low gross profit margin and which are marketed through an efficient low cost sales channel. During this past year, computer system products had the highest line item value and passive and electromechanical pro-ducts had the lowest average line item value, with the gross margin percent of passives

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being the higher of these two products. The
gross margin percent of the semiconductor products was below that of the other two categories primarily due to the effect of the microprocessor sales described above.

   Pioneer Technologies sales for fiscal
1994 were a record $422.0 million, up from $284.0 million in 1993 and $189.9 million in 1992. The sales increase in 1994 was par-tially attributable to highly concentrated sales of certain microprocessors in large quantities, the sales of which might not be sustainable in future periods and the effect of which could result in a significant impact on net income of the affiliate. In 1993, microprocessor sales represented a major factor in the affiliate's growth, representing a significant portion of that year's sales increase.

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OPERATING EFFICIENCIES CONTRIBUTE

    As was the case in fiscal 1993, Pioneer-
Standard's operating profit in 1994 increased at rates greater than sales. Operating profit amounted to $31.4 million, 49 percent ahead of the $21.1 million of fiscal 1993 which was 70 percent greater than the $12.4 million of 1992.

    The increased operating profit is directly attributable to operating efficiencies. Ware-house, selling and administrative expenses in 1994 were 14.4 percent of sales, down substantially from the 16.8 percent of 1993 or the 18.0 percent of 1992. The improve-ments in 1994 and 1993 reflect to some extent the greater sales volume, and to a larger extent the many efficiencies promul-gated through FutureStart, the Company's total quality management initiative. Operating expenses in all three years included outlays for geographic expansion of sales operations.

     Sales per employee rose to a record
$579,000, up from $457,000 in 1993 and
$387,000 in 1992. Turns on annual average inventory were 6.1. This compares to 5.3 in 1993, 4.8 in 1992 and 3.9 as recently as five years ago.

     The gain resulting from operating effi-
ciencies more than offset the effect of
reduced gross profit margins. Operating
profit amounted to $31.4 million, or 5.4 per-cent of net sales in 1994 compared with 4.9 percent in 1993 and 3.4 percent in 1992.

     The Company benefited in both 1994
and 1993 from lower interest expense. This in large measure reflects the retirement in the second quarter of fiscal 1993 of the 9%
Subordinated Convertible Debentures in the principal amount of $15.2 million, of which $14.3 million was converted to shareholders'
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equity. Interest expense totaled $2,687,000
in 1994, $3,581,000 in 1993 and $4,505,000
in 1992.

     The Company's equity interest in the net income of its 50%-owned affiliate, Pioneer
Technologies, was $3,001,000 in fiscal 1994.
This compares to $2,505,000 in 1993 and
$654,000 in 1992.

     The Company adopted Financial
Accounting Standard No. 109 (FAS 109),
"Accounting for Income Taxes," in the first quarter of fiscal 1994. Adoption of this Stan-dard was not material to quarterly or annual results. See Footnote 1 for additional infor-mation. The increase in the effective tax rate from 35.4 percent a year ago to 37.9 percent in 1994 is primarily attributable to a 1.0% increase in the statutory rate and the accrual of taxes on the Company's unremitted earn-ings of its affiliate as required by FAS 109.

     Primarily due to the factors outlined
above, fiscal 1994 net income was a record
$19.7 million, up 52 percent from $12.9
million of 1993 which was 142 percent
greater than the $5.3 million earned in 1992.

     Earnings per share were a record $1.95,
and compare with fully diluted $1.33 per share in 1993 and 63 cents fully diluted in 1992.

     Inflation has had little effect on the
Company's operations.

     The Company extends credit based on an
evaluation of customers' financial condition, and generally collateral is not required.
Credit losses are provided for in the financial statements when collectibility is in doubt.

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CAPITAL AND LIQUIDITY

     Pioneer-Standard has a strong financial
position with excellent liquidity. Current assets at fiscal 1994 year-end were $178.2 million, 1.9 times current liabilities. Of significance, the sales have increased 92 percent in the past five years with only a 17 percent increase in working capital requirements.

     Reflective of sales and earnings progress, the Company increased the annual dividend rate from 12 cents per share to 14 cents per share, a 17 percent increase during the past year. This marks the sixth consecutive year of a dividend increase and the 18th increase in the 23 years the Company's stock has been publicly traded.

     The Company also has invested in pro-
grams designed to stimulate and support
future growth. Capital expenditures were
$7,626,000 in 1994, $4,160,000 in 1993 and
$5,110,000 in 1992. The Company plans to incur approximately $9,950,000 of capital expenditures in 1995. Prior year expenditures and those planned for 1995 relate to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes as well as meeting normal expan-sion needs of the business.

     In addition to excellent liquidity, the
Company has available credit facilities to fi-nance its growth. The Company has a $30.0 million unsecured revolving credit facility,
$26.0 million of which was available for use as of March 31, 1994. The revolving credit facility capacity was subsequently increased to $35.0 million on May 27, 1994. Addition-ally, the Company has unsecured short-term lines of credit available whereby a maximum of $15.0 million may be borrowed at any one time. At year-end 1994, borrowings pur-suant to these lines totaled $2,000,000.

     In April 1994, the Company entered into
a purchase agreement with United Westburne
Inc. to acquire certain assets and to assume certain liabilities of Zentronics, the Canadian electronics distribution division of West-burne. The asset acquisition was completed on June 1, 1994 for approximately $12 million. Zentronics had annual sales of ap-proximately $71.0 million (Cdn.) or $54.0 million (U.S.).

     Considering the available credit lines and funds derived from current operations plus the financing flexibility provided by the conservative debt to capitalization ratio of 21 percent, the Company has alternative re-sources available to finance its growth needs.